UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13E-3

RULE 13e-3 TRANSACTION STATEMENT UNDER SECTION 13(e)
OF THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 2)

LEXENT INC.

(Name of the Issuer)

LEXENT INC.
LX MERGER CORP.
HUGH J. O’KANE, JR.
KEVIN M. O’KANE
BRUCE LEVY
NOAH FRANZBLAU

(Name of Persons Filing Statement)

COMMON STOCK, $.001 PAR VALUE PER SHARE

(Title of Class of Securities)

52886Q 10 2

(CUSIP Number of Class of Securities)

Hugh J. O’Kane, Jr.	Noah Franzblau, Esq.
Chairman	Secretary and General Counsel
Lexent Inc.	Lexent Inc.
Three New York Plaza	Three New York Plaza
New York, New York 10004	New York, New York 10004
(212) 981-0700	(212) 981-0700

(Names, Addresses and Telephone Numbers of Persons
Authorized to Receive Notices and Communications on Behalf
of Persons Filing Statement)

With copies to:

Steven M. Skolnick, Esq.	James B. Carlson, Esq.
Lowenstein Sandler PC	Mayer, Brown, Rowe & Maw LLP
65 Livingston Avenue	1675 Broadway
Roseland, New Jersey 07068	New York, New York 10019-5820
(973) 597-2500	(212) 506-2500

     This statement is filed in connection with (check the appropriate box):

a.	☒	The filing of solicitation materials or an information statement subject to Regulation 14A (§§240.14a-1 through 240.14b-2), Regulation 14C (§§240.14c-1 through 240.14c-101) or Rule 13e-3(c) (§240.13e-3(c)) under the Securities Exchange Act of 1934 (“the Act”).

b.	[ ]	The filing of a registration statement under the Securities Act of 1933.

c.	[ ]	A tender offer.

d.	[ ]	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: [X]

Check the following box if the filing is a final amendment reporting the results of the transaction: [   ]

Calculation of Filing Fee

Transaction Valuation*	Amount of Filing Fee

$ 38,896,335	$3,147

*	Set forth the amount on which the filing fee is calculated and state how it was determined.

Estimated for the purposes of calculating the filing fee only. Proposed maximum aggregate value of transaction: $38,896,335 (calculated on the basis of 25,498,070 shares of Lexent Inc. common stock outstanding, which represents the maximum number of shares that will be acquired in the transaction, multiplied by the $1.50 per share merger consideration, plus the difference between $1.50 and the strike price of options to acquire 696,148 shares of Lexent Inc. common stock. These shares include shares of Lexent Inc. common stock owned by Hugh J. O’Kane, Jr., Lexent’s Chairman, and Kevin M. O Kane, Lexent’s Chief Executive Officer and Vice Chairman, that will not be contributed by them to LX Merger Corp. prior to the completion of the transaction.)

[X]	Check the box if any part of the fee is offset as provided by §240.0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
Amount Previously Paid: $3,147
Form or Registration No.: Schedule 14A
Filing Party: Lexent Inc.
Date Filed: July 31, 2003

INTRODUCTION

     This Amendment No.2 to Schedule 13E-3 amends and supplements the Rule 13e-3 Transaction Statement on Schedule 13E-3 (the “Initial 13E-3”) filed with the U.S. Securities and Exchange Commission (the “SEC”) on July 31, 2003 (and amended and supplemented by a filing of Amendment No. 1 with the SEC on September 19, 2003) by LX Merger Corp., a Delaware corporation, Lexent Inc. (“Lexent”), a Delaware corporation and the issuer of the equity securities that are the subject of a Rule 13e-3 transaction, Hugh J. O’Kane, Jr., Lexent’s Chairman, Kevin M. O’Kane, Lexent’s Chief Executive Officer and Vice Chairman, Bruce Levy, Lexent’s President and Chief Operating Officer and Noah Franzblau, Lexent’s Vice President, Secretary and General Counsel (collectively, the “Filing Parties”), in connection with the Agreement and Plan of Merger, dated as of July 9, 2003, by and among LX Merger Corp. and Lexent (the “Agreement”). Pursuant to the Agreement, LX Merger Corp. will merge with and into Lexent (the “Merger”), with Lexent as the surviving corporation. As a result of the Merger, Lexent will be a private company owned by Messrs. O’Kane and O’Kane.

     If the Merger is completed, each outstanding share of common stock (“Common Stock”) of Lexent, par value $.001 per share, will be converted into the right to receive $1.50 in cash, without interest, except that treasury shares held by Lexent and shares of Common Stock held by LX Merger Corp. (including certain shares contributed to LX Merger Corp. by Messrs. O’Kane and O’Kane; the number of which has not yet been determined but which cannot exceed 20% of their current ownership in accordance with the stipulation of settlement for the litigation challenging the merger) immediately prior to the effective time of the Merger will be canceled without any payment therefor. Holders of Common Stock who properly exercise appraisal rights in accordance with Delaware law will receive cash in the amount of the appraised value of their shares of Common Stock, which may be higher or lower than, or the same as, the $1.50 per share being paid as the merger consideration. Each holder of stock options to purchase Common Stock (whether or not presently exercisable) will receive in cash, without interest, for each share of common stock subject to such option, the excess, if any, of $1.50 per share over the exercise price per share of such option, less any applicable withholding taxes. To the extent that the exercise price of such stock option is greater than or equal to $1.50, such stock option will be terminated and canceled without any consideration being payable to the holder of such option.

     In February 2003, eight Lexent stockholders who are employees, former employees and/or relatives of Messrs. O’Kane and O’Kane, owning in the aggregate an additional 232,838 shares of Common Stock and 601,563 options exercisable as of October 20, 2003, entered into letter agreements with Messrs. O’Kane and O’Kane, whereby Messrs. O’Kane and O’Kane proposed to purchase directly or through one or more entities all of the outstanding shares of Common Stock, or to enter into a merger, consolidation or other “going private” business transaction involving Lexent. Three of the signers of the letter agreements are relatives of Messrs. O’Kane and O’Kane. R. Patricia Kelly is their sister, and Christine G. Kelly and Matthew S. Kelly are the minor children of R. Patricia Kelly. George Garcia, Dennis Oliva and William J. Harmon, who signed the letter agreements, are long-term employees of Lexent. Daniel M. Corbett is a former long-term employee who retired approximately a year and a half ago. The final signatory to the letter agreements is Bruce Levy, who is Lexent’s current President and Chief Operating Officer. It is anticipated that the four current employees who signed the letter agreements, including Mr. Levy, will continue to work for Lexent, but continued employment was not conditioned on the execution of the letter agreements. The letter agreements set forth the mutual understanding of the parties thereto regarding the Merger and support for the Merger and other actions relating to the shares of Common Stock and/or options to purchase shares of Common Stock held by each of the parties and each of the parties agreed to support and cooperate with, and granted an irrevocable proxy to vote such shares and/or options to, Hugh J. O’Kane, Jr. and Kevin M. O’Kane in connection with the Merger. The vote of the shares of Common Stock covered by the letter agreements will be counted in determining the outcome of the special stockholder vote required under the Agreement for the adoption and approval of the Agreement and the Merger. The shares of Common Stock issuable upon the exercise of options covered by the letter agreements do not have voting rights unless and until such shares are actually issued and only if such shares are issued on or prior to the record date for the special meeting which will be held in order to obtain stockholder approval for the adoption and approval of the Agreement and the Merger.

     Concurrently with the filing of this Statement, Lexent is filing an amended Preliminary Proxy Statement on Schedule 14A with respect to its solicitation of proxies in connection with the special stockholders meeting at which its stockholders will consider and vote on a proposal to adopt the Agreement and approve the Merger. Lexent’s proxy statement, as amended, with respect to such solicitation is referred to herein as the “Proxy Statement.” The Proxy Statement is Exhibit (a) hereto and a copy of the Agreement is attached thereto as Appendix A. As of the date hereof, the Proxy Statement is in preliminary form and is subject to completion or further amendment.

     In accordance with the rules of the SEC, the Filing Parties are providing the information set forth below. The SEC requires any issuer and its affiliated parties engaged in a “going private” transactions such as the Merger, to file with it a Transaction Statement on Schedule 13E-3. Mr. Levy and Mr. Franzblau may be deemed to be engaged in the Merger under the rules of the SEC because they currently hold management positions at Lexent and will each continue to hold management positions at Lexent after the completion of the Merger. Therefore, Lexent, LX Merger Corp., Messrs. O’Kane and O’Kane, Mr. Levy and Mr. Franzblau are filing this Amendment No. 1 to Schedule 13E-3 with the SEC. The information in the Proxy Statement, including all appendices thereto, is expressly incorporated herein by reference in response to all items of this Statement. This Statement also incorporates by reference information from Lexent’s periodic filings with the SEC.

Item 2. Subject Company Information

(b)  As of October 20, 2003, there were 42,290,561 shares of Lexent’s common stock, par value $0.001 per share, issued and outstanding. The information contained in the sections of the Proxy Statement entitled “INFORMATION ABOUT LEXENT – Price Range of Lexent Common Stock” and “SPECIAL MEETING OF STOCKHOLDERS PROCEDURES — Voting Rights” is incorporated herein by this reference.

Item 16. Exhibits

(a)  The amended Proxy Statement, as filed by Lexent, incorporated herein by this reference. This Exhibit (a) replaces and supersedes Exhibit (a) previously incorporated by reference.

(b)  Not applicable.

(c)(1) Opinion of Rodman & Renshaw, Inc. (“Rodman & Renshaw”), dated July 9, 2003, incorporated herein by reference to Appendix C to the amended Proxy Statement.

(c)(2) Fairness Opinion Presentation by Rodman & Renshaw to the Board of Directors of Lexent, dated July 9, 2003, previously filed as Exhibit (c)(2) of Amendment No. 1 to the Initial 13E-3 filed with the SEC on September 19, 2003.

(c)(3) Preliminary Draft Presentation by Rodman & Renshaw, dated April 3, 2003.

(c)(4) Preliminary Draft Presentation by Rodman & Renshaw, dated April 16, 2003.

(c)(5) Preliminary Draft Presentation by Rodman & Renshaw, dated April 21, 2003.

(d)(1) Agreement and Plan of Merger, dated as of July 9, 2003, between Lexent, Inc., and LX Merger Corp., incorporated herein by this reference to Appendix A to the amended Proxy Statement.

(d)(2) Form of Letter Agreement between Messrs. O’Kane and O’Kane and certain holders of Common Stock, incorporated herein by this reference to Exhibit 2 to Amendment No. 1 to Schedule 13D with respect to Common Stock, as filed by Messrs. O’Kane and O’Kane with the SEC on or about July 16, 2003.

(f)  The information contained in the sections entitled “The Merger — Appraisal Rights” and “Appendix D: Section 262 of the General Corporation Law of the State of Delaware” in the amended Proxy Statement is incorporated herein by this reference.

(g)  Not applicable.

SIGNATURES

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

LEXENT INC.

	By:	/s/ Bruce Levy Name: Bruce Levy
Title: President and Chief
Operating Officer

LX MERGER CORP.

	By:	/s/ Kevin M. O’Kane
Name: Kevin M. O’Kane
Title: Vice President

/s/ Kevin M. O’Kane Kevin M. O’Kane

/s/ Hugh J. O’Kane, Jr. Hugh J. O’Kane, Jr.

/s/ Bruce Levy Bruce Levy

/s/ Noah Franzblau Noah Franzblau

Dated: October 21, 2003

Exhibit Index

Exhibit Number	Description

(a)	The amended Proxy Statement, as filed by Lexent, incorporated herein by this reference. This Exhibit (a) replaces and supersedes Exhibit (a) previously incorporated by reference.

(b)	Not applicable.

(c)(1)	Opinion of Rodman & Renshaw, Inc. (“Rodman & Renshaw”), dated July 9, 2003, incorporated herein by reference to Appendix C to the amended Proxy Statement.

(c)(2)	Fairness Opinion Presentation by Rodman & Renshaw to the Board of Directors of Lexent, dated July 9, 2003, previously filed as Exhibit (c)(2) of the Initial 13E-3 filed with the SEC on July 31, 2003.

(c)(3)	Preliminary Draft Presentation by Rodman & Renshaw, dated April 3, 2003.

(c)(4)	Preliminary Draft Presentation by Rodman & Renshaw, dated April 16, 2003.

(c)(5)	Preliminary Draft Presentation by Rodman & Renshaw, dated April 21, 2003.

(d)(1)	Agreement and Plan of Merger, dated as of July 9, 2003, between Lexent, Inc., and LX Merger Corp., incorporated herein by this reference to Appendix A to the amended Proxy Statement.

(d)(2)	Form of Letter Agreement between Messrs. O’Kane and O’Kane and certain holders of Common Stock, incorporated herein by this reference to Exhibit 2 to Amendment No. 1 to Schedule 13D with respect to Common Stock, as filed by Messrs. O’Kane and O’Kane with the SEC on or about July 16, 2003.

(f)	The information contained in the sections entitled “The Merger — Appraisal Rights” and “Appendix D: Section 262 of the General Corporation Law of the State of Delaware” in the amended Proxy Statement is incorporated herein by this reference.

(g)	Not applicable.